

Pamela Miller · 3rd

Paralegal at Bernard, Cassisa, Eliott & Davis

Covington, Louisiana, United States · 203 connections ·

Contact info

Bernard, Cassisa, Eliott & Davis

LSU

Experience

Paralegal

Bernard, Cassisa, Eliott & Davis

Sep 2009 – Present · 11 yrs 7 mos

Covington, LA

Member Board Of Directors/Administrator

Curtiss Motorcycle Co.

Apr 1991 – Present · 30 yrs

Paralegal

McCranie, Sistrunk, Anzelmo, Hardy, Maxwell & McDaniel

Feb 2003 – Sep 2009 · 6 yrs 8 mos

Covington, LA

Paralegal

Aubert & Pajares

1999 – 2002 · 3 yrs

Education

LSU

Skills & endorsements

Commercial Litigation · 7

aaditya sharma and 6 connections have given endorsements for this skill

Litigation · 5

 Endorsed by **Brett Bollinger, who is highly skilled at this**

Civil Litigation · 5

Danny Adams, CCISM and 4 connections have given endorsements for this skill

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